SEC 16003578

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . .12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-49104~~ 8-52632

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2016
DIVISION OF TRADING & MARKETS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
De Guardiola Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Clematis Street, Suite 307
(No. and Street)

West Palm Beach	Florida	33401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberto De Guardiola — (561) 832-3540 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roberto de Guardiola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of De Guardiola Advisors, ~~Inc.~~ LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

~~President~~ Manager

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Township, Montgomery County
My Commission Expires September 12, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

INDEPENDENT AUDITOR'S REPORT

Board of Directors
De Guardiola Advisors, LLC

We have audited the accompanying statement of financial condition of De Guardiola Advisors, LLC (the "Company") as of December 31, 2015.This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of De Guardiola Advisors, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Sanville & Company

Abington, Pennsylvania
February 23, 2016

De Guardiola Advisors, Inc.
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	172,831
Prepaid expenses and other assets		12,797
Securities owned, at value		40,000
Leasehold improvements, at cost, less accumulated depreciation of $3,000		3,326
Equipment, at cost, less accumulated depreciation of $36,604		3,546
Total assets	$	232,500

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	28,902
Total liabilities		28,902
Commitments and contingent liabilities		
Member's Equity		203,598
Total liabilities and member's equity	$	232,500

The accompanying notes are an integral part of this financial statement.

1. Organization

De Guardiola Advisors, LLC (the "Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a corporation in the state of New York on January 1, 2003. It was subsequently reorganized under the laws of the State of Florida. Effective January 1, 2015 the Company was reorganized as a limited liability company. As an investment banker, the Company provides assistance and counseling in merger and acquisition transactions.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Concentration of credit risks - The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Major customers – During the year ended December 31, 2015, the Company earned substantially all of its income from three customers.

Depreciation – Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the useful lives of the respective assets.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Fair value measurements - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

•Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

2. Summary of Significant Accounting Policies (Continued)

Fair value measurements – (Continued)

•Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Common stock and mutual fund securities are valued at the closing price reported on the active market on which the individual securities are traded. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. If quoted market prices are not available for comparable securities, fair value is based on quoted bids for the security or comparable securities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Private Equity	$ -	$ -	$ 40,000	$ 40,000
Total	$ -	$ -	$ 40,000	$ 40,000

The Company did not hold any derivative instruments at any time during the year ended December 31, 2015. There were no transfers into or out of Level 1 or Level 2 during the period. It is the Company's policy to recognize transfers into and out of Level 1 and Level 2 at the end of the reporting period.

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company's investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2015:

Investments in financial Instruments, at fair value	Fair value at December 31, 2015	Valuation Techniques	Unobservable inputs	Range (weighted average)
Common stocks-Restricted Securities	$ 40,000	Cost	Private company	NA

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

2. Summary of Significant Accounting Policies (Continued)

Subsequent events – Management has evaluated the impact of all subsequent events through February 23, 2016 the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements except for that disclosed in Note 10.

3. Equipment

Equipment is summarized as follows:

Furniture and fixtures	$ 18,165
Communications equipment	28,311
Less: Accumulated depreciation	(39,604)
	$ 6,872

4. Commitment

The Company is obligated under an operating lease for its office space which expires on February 28, 2023.

Future minimum lease payments, exclusive of escalations, are as follows:

Year	Amount
2016	$ 40,500
2017	41,000
2018	46,500
2019	46,500
Thereafter	124,000

5. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company had no transactions with customers, as defined in Rule 15c3-3, for the year ending December 31, 2015.

6. Net Capital Requirements

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015 the Company had net capital of $143,929, which was $138,929 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .20 to 1.

DE GUARDIOLA ADVISORS, LLC
TABLE OF CONTENTS
December 31, 2015